Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
		(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$50,164	$42,287	$38,728	$29,880	$13,178
2 An estimate of the interest factor in rental expense	5,246	5,572	4,232	5,418	4,607

Total Fixed Charges	$55,410	$47,859	$42,960	$35,298	$17,785

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$82,012	$(6,090)	$(314,168)	$200,113	$112,463
2 Fixed charges	55,410	47,859	42,960	35,298	17,785
3 Amortization of capitalized interest (less interest capitalized)	103	56	(572)	(796)	102

Total Earnings	$137,526	$41,825	$(271,780)	$234,615	$130,350

Ratio of Earnings to Fixed Charges (1)	2.5	0.9	—	6.6	7.3

(1) Earnings were inadequate to cover fixed charges by $314.7 million in 2008.